SEC No. 70-6903








                       SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C. 20549















                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS









                      JERSEY CENTRAL POWER & LIGHT COMPANY

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549




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                                             :
            In The Matter of                 :
                                             :    Certificate
Jersey Central Power & Light Company         :    Pursuant to
                                             :    Rule 24 of
            File No. 70-6903                 :    Partial
                                             :    Completion of
(Public Utility Holding Company Act of 1935) :    Transactions
---------------------------------------------:



To The Members of the Securities and Exchange Commission:
      The undersigned, Jersey Central Power & Light Company ("JCP&L"), does hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, that certain of the transactions proposed in the Application (as amended) filed in SEC File No. 70-6903, have been carried out in accordance with the terms and conditions of, and for the purposes requested in said Application and pursuant to the Commission's Order, dated November 16, 1983, and Supplemental Orders, dated November 19, 1984, July 30, 1985, June 27, 1986, January 17, 1990 and October 24, 1994 and November 19,
1999 with respect to said Application, as follows:
      At September 30, 2001, JCP&L acquired obligations of its customers in accordance with its approved Home Energy Loan Program, Solar Water Heating
Conversion Program and Electric Heat Conversion Program in the total aggregate amounts as follows:

Obligations acquired as at June 30, 2001                   $ 8 419 180.44
as previously reported

Obligations acquired during the period
July 1, 2001 through September 30, 2001                           -0-
                                                           ----------------


Total as at September 30, 2001                             $ 8 419 180.44

                                    SIGNATURE


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILTIY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                 JERSEY CENTRAL POWER & LIGHT COMPANY


                                 By  /s/ T. G. Howson
                                     --------------------------------------
                                     T. G. Howson
                                     Vice President and Treasurer

Dated:  October 9, 2001